EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Advaxis, Inc. (a development stage company) on Amendment No. 1 to Form S-1 (file no. 333-188637) of our report dated February 13, 2013, except for Note 17, as to which the date is July 12, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Advaxis, Inc. (a development stage company) as of October 31, 2012 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 27, 2013